Exhibit 99.1

Intchains Group Limited Announces Transition to Semi-Annual Financial Reporting

Singapore – May 6, 2026 - Intchains Group Limited (Nasdaq: ICG) (“we,” or the “Company”), an integrated infrastructure provider of efficient altcoin mining and staking, today provided an update on the Company’s financial reporting structure, transitioning from quarterly to semi-annual reporting beginning in fiscal year 2026.

Under this new revised framework, the Company will report financial results for the first half and full fiscal year, replacing its current quarterly reporting cadence. As a foreign private issuer, the Company believes this approach aligns its reporting practices more closely with those of its global peers and prevailing market standards, while remaining compliant with applicable regulatory requirements, including those of the U.S. Securities and Exchange Commission (the “SEC”). Additionally, the Company believes this shift will support a greater focus on its long-term business performance. The Company expects to report its semi-annual unaudited financial results for the first half of fiscal year 2026 in August 2026, which will include an interim balance sheet as of the end of the Company’s second fiscal quarter and a semi-annual income statement for the first two quarters since the filing of the Company’s Annual Report on Form 20-F with the SEC. The Company will continue to report semi–annual financial results approximately every six months thereafter.

As part of its commitment to maintaining a high level of transparency for investors and stakeholders, the Company will continue to host interim result earnings calls on a semi-annual basis and provide timely updates on material developments in accordance with its obligations under Regulation Fair Disclosure.

About Intchains Group Limited

Intchains Group Limited focuses on the development of altcoin mining products, the strategic acquisition, holding, and staking of Ethereum-based cryptocurrencies, and the delivery of Web3 infrastructure services through the operation of a Proof-of-Stake cryptocurrency staking platform. For more information, please visit the Company’s website at: https://intchains.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about: (i) our goals and strategies; (ii) our future business development, financial condition and results of operations; (iii) expected changes in our revenue, costs or expenditures; (iv) growth of and competition trends in our industry; (v) our expectations regarding demand for, and market acceptance of, our products; (vi) general economic and business conditions in the markets in which we operate; (vii) relevant government policies and regulations relating to our business and industry; (viii) fluctuations in the market price of ETH-based cryptocurrencies; gains or losses from the sale of ETH-based cryptocurrencies; changes in accounting treatment for the Company’s ETH-based cryptocurrencies holdings; a decrease in liquidity in the markets in which ETH-based cryptocurrencies are traded; security breaches, cyberattacks, unauthorized access, loss of private keys, fraud, or other events leading to the loss of the Company’s ETH-based cryptocurrencies; impacts to the price and rate of adoption of ETH-based cryptocurrencies associated with financial difficulties and bankruptcies of various participants in the industry; and (ix) assumptions underlying or related to any of the foregoing. Investors can identify these forward-looking statements by words or phrases such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its business and future results in the Company’s Annual Report on Form 20-F and other filings with the SEC.

For investor and media inquiries, please contact:

Intchains Group Limited

Investor relations

Email: ir@intchains.com

The Equity Group

Lena Cati, Senior Vice President

212-836-9611 / lcati@theequitygroup.com

Alice Zhang, Associate

212-836-9610 / azhang@theequitygroup.com